

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Ms. Ildiko Rozsa
Chief Financial Officer
Power of the Dream Ventures, Inc.
1095 Budapest
Soroksari ut 94-96
Hungary

Re: Power of the Dream Ventures, Inc.
Amendment No. 1 to Form 10-K for the
Fiscal Year Ended December 31, 2009
Filed November 5, 2010
Amendment No. 3 to Form 10-Q for the
Fiscal Quarter Ended March 31, 2010
Filed December 23, 2010
Amendment No. 2 to Form 10-Q for the
Fiscal Quarter Ended June 30, 2010
Filed November 29, 2010
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 15, 2010
File No. 000-52289

Dear Ms. Rozsa:

We have reviewed your filings and have the following comment.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009

Summary Compensation Table, page 30

1. We have reviewed your response to comment one from our letter dated January 11, 2011. For financial statement purposes and as previously requested, please help us understand why you believe calculating the fair value of shares at the vesting date instead of the grant date is in accordance with FASB ASC 718. In doing so, please clarify whether there are any market, performance, or service conditions included in your restricted stock agreements. If you have not followed the guidance set forth in FASB ASC 718 for recognizing and measuring share-based compensation in your financial statements, please provide us with your materiality analysis under SAB Topic 1:M explaining how you determined that the error related to each prior period was immaterial on both a quantitative and

qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB Topic 1:M and any other relevant qualitative factors.

You may contact Jessica Kane at (202) 551-3235 or Jay Ingram at (202) 551-3397 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon at (202) 551-3866 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jay Ingram
Legal Branch Chief